Exhibit 99.(h)(2)

MASSMUTUAL ACCESSSM PRIVATE EQUITY FUND

CLASS 2 SHARES

SHAREHOLDER SERVICING PLAN

[                                                ], 2021

This Plan (the “Plan”) constitutes the Shareholder Servicing Plan relating to Class 2 shares of the MassMutual AccessSM Private Equity Fund (the “Fund”), a Delaware statutory trust.

Section 1. The Fund with respect to its Class 2 shares, is authorized to make payments hereunder (the “Shareholder Servicing Fee”) to MML Distributors, LLC or such other entity as may be approved from time to time by the Trustees (the “Distributor”), at a rate not to exceed (a) 0.25 percent on an annualized basis of the net asset value (“NAV”) as of the end of each month attributable to the Class 2 shares. The Shareholder Servicing Fee shall be as approved from time to time by (a) the Board of Trustees of the Fund and (b) the Independent Trustees, as defined below, of the Fund (the “Trustees”). The Fund is not obligated to pay any shareholder servicing expense in excess of the Shareholder Servicing Fee described in this Section 1.

In accordance with such terms as the Trustees may from time to time establish, the Distributor may use all or a portion of the Shareholder Servicing Fee to compensate investment professionals or financial intermediaries (including, but not limited to, any affiliate of the Distributor, Massachusetts Mutual Life Insurance Company, and any affiliated insurance companies) (and to reimburse them for related expenses) for personal service provided to beneficial owners of Class 2 shares and/or the maintenance of shareholder accounts. The Distributor may retain all or any portion of the Shareholder Servicing Fee in respect of such Class 2 as compensation for its services.

A majority of the Independent Trustees, may, from time to time, reduce the amount of any Shareholder Servicing Fees payable hereunder, or may suspend the operation of the Plan, with respect to the Fund or Class 2 shares for such period or periods of time as they may determine,

Section 2. The Fees payable with respect to Class 2 shares of the Fund may not be used to subsidize the provision of shareholder services to any other class of shares of the Fund.

Section 3. This Plan shall not take effect until it has been approved by votes of the majority of (a) the Trustees of the Fund and (b) the Independent Trustees of the Fund.

Section 4. Any person authorized to direct the disposition of monies paid or payable pursuant to this Plan or any related agreement shall provide to the Trustees of the Fund, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

Section 5. This Plan may be terminated at any time with respect to the Class 2 shares of the Fund by vote of a majority of the Independent Trustees of the Fund, or by vote of a majority of the outstanding voting securities of Class 2.

Section 6. All agreements with any person relating to implementation of this Plan with respect to Class 2 shares of the Fund shall be in writing.

Section 7. As used in this Plan, (a) an "Independent Trustee" shall mean each Trustee of the Fund who is not an interested persons of the Fund, and who has no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions or interpretations as may be granted or issued by the Securities and Exchange Commission or its staff.

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